                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

     For the fiscal year ended December 30, 2000

                                       or

     [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from                      to
                                    --------------------    --------------------

     Commission file number 1-15827


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Visteon Investment Savings Plan
                              for Hourly Employees

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Visteon Corporation
                              5500 Auto Club Drive
                            Dearborn, Michigan 48126


                              REQUIRED INFORMATION

FINANCIAL STATEMENTS AND SCHEDULES (UNAUDITED INITIAL SHORT PLAN YEAR).

     Schedule I, Part I - Statement of Net Assets Available for Benefits, as of December 31, 2000.

     Schedule I, Part I - Statement of Changes in Net Assets Available for Benefits, as of December 31, 2000.

     Schedule of Assets Held for Investment Purposes as of December 31, 2000.

     Reportable Transactions for the Year Ended December 30, 2000.



                                     11K-1

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       VISTEON INVESTMENT SAVINGS PLAN
                                       FOR HOURLY EMPLOYEES


Date June 28, 2001                     By  /s/ Robert H. Marcin
    -----------------------               ------------------------------------
                                            Robert H. Marcin
                                            Chairman, Visteon Investment Savings
                                            Plan for Hourly Employees
                                            Administrative Committee



                                     11K-2

------


                                                                                                                --------------------
       SCHEDULE I                                   FINANCIAL INFORMATION -- SMALL PLAN                            Official Use Only
       (FORM 5500)
                                                 This schedule is required to be filed under                       OMB No. 1210-0110
                                                       Section 104 of the Employee                              --------------------
       Department of the Treasury      Retirement Income Security Act of 1974 (ERISA) and Section 6058(a) of
       Internal Revenue Service                          the Internal Revenue Code (the Code).                               2000
               -----------
           Department of Labor
       Pension and Welfare Benefits
             Administration                            FILE AS AN ATTACHMENT TO FORM 5500.
               -----------                                                                                      THIS FORM IS OPEN TO
       Pension Benefit Guaranty Corporation                                                                      PUBLIC INSPECTION.
------------------------------------------------------------------------------------------------------------------------------------
For calendar year 2000 or fiscal plan year beginning   07/01/00,                  and ending  12/30/00.
------------------------------------------------------------------------------------------------------------------------------------
A     Name of plan                                                                          B      Three-digit
      Visteon Investment Savings Plan for Hourly Employees                                         plan number  005
------------------------------------------------------------------------------------------------------------------------------------
C     Plan sponsor's name as shown on line 2a of Form 5500                                  D      Employer Identification Number
      Visteon Corporation                                                                               38-3519512
------------------------------------------------------------------------------------------------------------------------------------

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete
Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.


PART I SMALL PLAN FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. ROUND OFF
AMOUNTS TO THE NEAREST DOLLAR.

------------------------------------------------------------------------------------------------------------------------------------
1      PLAN ASSETS AND LIABILITIES:                                                (A) Beginning of Year        (B) End of Year
                                                                                ---------------------------   ----------------------
A      Total plan assets. . . . . . . . . . . . . . . . . . . . . . . . 1A                               0                      704
                                                                                ---------------------------   ----------------------
B      Total plan liabilities . . . . . . . . . . . . . . . . . . . . . 1B                               0                        0
                                                                                ---------------------------   ----------------------
C      Net plan assets (subtract line 1b from line 1a)                  1C                               0                      704
                                                                                ---------------------------   ----------------------
2      INCOME, EXPENSES, AND TRANSFERS FOR THIS PLAN YEAR:                            (A)   Amount                  (B) Total
                                                                                ---------------------------   ----------------------
A      Contributions received or receivable
       (1) Employers . . . . . . . . . . . . . . . . . . . . . . . . .  2A(1)
                                                                                ---------------------------   ----------------------
       (2) Participants . . . . . . . . . . . . . . . . . . . . . . . . 2A(2)                          704
                                                                                ---------------------------   ----------------------
       (3) Others (including rollovers) . . . . . . . . . . . . . . . . 2A(3)
                                                                                ---------------------------   ----------------------
B      Noncash contributions . . . . . . . . . . . . . . . . . . . . .  2B
                                                                                ---------------------------   ----------------------
C      Other income . . . . . . . . . . . . . . . . . . . . . . . . . . 2C
                                                                                ---------------------------   ----------------------
D      Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c) . . . . 2D                                                      704
                                                                                ---------------------------   ----------------------
E      Benefits paid (including direct rollovers) . . . . . . . . . . . 2E
                                                                                ---------------------------   ----------------------
F      Corrective distributions (see instructions) . . . . . . . . . .  2F
                                                                                ---------------------------   ----------------------
G      Certain deemed distributions of participant loans
       (see instructions) . . . . . . . . . . . . . . . . . . . . . . . 2G
                                                                                ---------------------------   ----------------------
H      Other expenses . . . . . . . . . . . . . . . . . . . . . . . . . 2H
                                                                                ---------------------------   ----------------------
I      Total expenses (add lines 2e, 2f, 2g, and 2h) . . . . . . . . .  2I
                                                                                ---------------------------   ----------------------
J      Net income (loss) (subtract line 2i from line 2d) . . . . . . .  2J                                                      704
                                                                                ---------------------------   ----------------------
K      Transfers to (from) the plan (see instructions). . . . . . . . . 2K
                                                                                ---------------------------   ----------------------
3      SPECIFIC ASSETS: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

                                                                                                 YES          NO       AMOUNT
                                                                                            ------------   --------  ----------
A      Partnership/joint venture interests . . . . . . . . . . . . . . . . . . . . . . . .  3A                 X

B      Employer real property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3B                 X


FOR PAPERWORK REDUCTION ACT NOTICE AND OMB CONTROL
NUMBERS, SEE THE INSTRUCTIONS FOR FORM 5500.              v3.2  SCHEDULE I (FORM 5500) 2000

        Schedule I (Form 5500) 2000                                       Page 2
                                                                                                               Official Use Only
                                                                                             Yes       No              Amount
                                                                                           ------  ---------     ------------------
3C      Real estate (other than employer real property). . . . . . . . . . . . . . . . . . 3C          X
                                                                                                   ---------        -------------
D       Employer securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3D          X
                                                                                                   ---------        -------------
E       Participant loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3E          X
                                                                                                   ---------        -------------
F       Loans (other than to participants) . . . . . . . . . . . . . . . . . . . . . . . . 3F          X
                                                                                                   ---------        -------------
G       Tangible personal property . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3G          X
                                                                                                   ---------        -------------
PART II TRANSACTIONS DURING PLAN YEAR

4       During the plan year:                                                               Yes       No              Amount
                                                                                           ------  ---------     ------------------
A       Did the employer fail to transmit to the plan any participant contributions within
        the maximum time period described in 29 CFR 2510.3-102? (See instructions) . . . . 4A          X
                                                                                                  ---------        --------------
B       Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible?
        Disregard participant loans secured by the participants' account balance . . . . . 4B          X
                                                                                                  ---------        --------------
C       Were any leases to which the plan was a party in default or classified during the
        year as uncollectible? . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4C          X
                                                                                                  ---------        --------------
D       Did the plan engage in any nonexempt transaction with any party-in-interest? . . . 4D          X
                                                                                                  ---------        --------------
E       Was the plan covered by a fidelity bond? . . . . . . . . . . . . . . . . . . . . . 4E          X            $100 Million
                                                                                                  ---------        --------------
F       Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond,
        that was caused by fraud or dishonesty? . . . . . . . . . . . . .. . . . . . . . . 4F          X
                                                                                                  ---------        --------------
G       Did the plan hold any assets whose current value was neither readily determinable
        on an established market nor set by an independent third party appraiser? . . . .  4G          X
                                                                                                  ---------        --------------
H       Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party
        appraiser? . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4H          X
                                                                                                  ---------        --------------
I       Did the plan at any time hold 20% or more of its assets in any single security,
        debt, mortgage, parcel of real estate, or partnership/joint venture interest?  . . 4I          X
                                                                                                  ---------        --------------
J       Were all the plan assets either distributed to participants or beneficiaries,
        transferred to another plan, or brought under the control of the PBGC? . . . . . . 4J          X
                                                                                                  ---------        --------------

5A      Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount
        of any plan assets that reverted to the employer this year . . . . [ ] YES [X]  NO     AMOUNT
                                                                                                      -----------------------------
5B      If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s)
        to which assets or liabilities were transferred. (See instructions.)
        5B(1) Name of plan(s)                                                 5B(2) EIN(s)          5B(3) PN(s)

-----------------------------------------------------------------------    ----------------------  ---------------------------------

-----------------------------------------------------------------------    ----------------------  ---------------------------------

-----------------------------------------------------------------------    ----------------------  ---------------------------------

-----------------------------------------------------------------------    ----------------------  ---------------------------------

-----------------------------------------------------------------------    ----------------------  ---------------------------------

02/28/2001                 VISTEON INVESTMENT SAVING PLAN
                              FOR HOURLY EMPLOYEES



                           SUMMARY OF NET TRUST ASSETS

                       TOTAL PLAN ASSETS AS OF 12/31/2000

                                                      SHARE BALANCE                                TOTAL
             FUND NAME (CUSIP #)                        12/31/2000            PRICE            MARKET VALUE
             ------------------                         ----------            -----            ------------
SCUDDER GROWTH & INC                                       0.000           $24.15                 $0.00

VANGUARD 500 INDEX                                         0.000          $121.86                 $0.00

COMMON STOCK FUND                                          0.000            $8.64                 $0.00

BOND FUND                                                  0.000           $10.72                 $0.00

FIDELITY FUND                                              0.000           $32.76                 $0.00

FIDELITY TREND                                             0.000           $56.41                 $0.00

FIDELITY MAGELLAN                                          0.000          $119.30                 $0.00

FIDELITY CONTRAFUND                                        0.000           $49.17                 $0.00

FIDELITY EQUITY INC                                        0.000           $53.43                 $0.00

FIDELITY GROWTH CO                                         0.000           $71.43                 $0.00

FID INDEPENDENCE FD                                        0.000           $22.01                 $0.00

FIDELITY DIVD GROWTH                                       0.000           $29.96                 $0.00

FID MGD INC PORT II                                      704.350            $1.00               $704.35

OUTSTANDING LOAN BALANCE                                                                          $0.00
                                                                                             ----------
                                                          NET ASSETS 12/31/2000:                $704.35
                                                                                             ==========


2/28/2001                   VISTEON INVESTMENT SAVING PLAN
                              FOR HOURLY EMPLOYEES



                      SUMMARY OF 5% REPORTABLE TRANSACTIONS
        Pursuant to Department of Labor Regulation (DOL) 2520.103-6(c)
                       For the Plan Year Ending 12/30/2000

Beginning Plan Balance      :                                              $0.00

5% of Beginning Balance (applicable for IRS Form 5500, Schedule H filers): $0.00

Schedule below is a record of all non-participant directed transactions pursuant to IRS Form 5500 instructions.

Transactions pursuant to DOL Sec. 2520.103-6(c)(l)(iii) and 2520.103-6(d):

Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities, when aggregated, involves an amount in excess of 5% for Schedule H filers of the current value of plan assets.

Description of                    Total               Total     Total               Total                Coat of          Net   % to
Asset/Transaction                  # of           Amount of      # of              Amount                 Assets     Realized    Beg
                                  Purch           Purchases     Sales            of Sales                   Sold    Gain/Loss    Bal
------------------------------------------------------------------------------------------------------------------------------------
*** NO REPORTABLE TRANSACTIONS ***



PROGRAM:  PSPB703 -01      FIDELITY PARTICIPANT RECORDKEEPING SYSTEM
RUN DATE: 02/28/2001 SUMMARY OF TRANSACTIONS FOR DAYS EXCEEDING 5 PERCENT

                                  VISTEON INVESTMENT PLAN
                                  FOR HOURLY EMPLOYEES

                           SUMMARY OF REPORTABLE TRANSACTIONS
              Pursuant to Department of Labor Regulation (DOL) 2520.103-6(c)
                           For the Plan Year Ending 12/30/2000

Beginning Plan Balance     :                                               $0.00
5% of Beginning Balance (applicable for IRS Form 5500, Schedule H filers): $0.00

Schedule below is record of all non-participant directed transactions pursuant to IRS Form 5500 instructions.

Transactions pursuant to DOL Sec. 2520.103-6(c)(l)(i) and 2520.103-6(d): A transaction within the plan year, with respect to any plan asset, involving amount in excess of 5% for Schedule H filers of the current value of plan assets.

Description of                    Date         Purchase             Sales    Expenses            Cost of        Realized        % to
Asset/Transaction                                 Price             Price    Incurred             Assets       Gain/Loss     Beg Bal
------------------------------------------------------------------------------------------------------------------------------------
*** NO REPORTABLE TRANSACTIONS ***

